Exhibit 2.3

TRANSACTION AGREEMENT
between
PLATTE VALLEY FUEL ETHANOL, LLC
a Nebraska limited liability company
and
US BIOENERGY CORPORATION
a South Dakota corporation
Dated as of March 9, 2006

i

ii

TRANSACTION AGREEMENT
     THIS TRANSACTION AGREEMENT (this “Agreement”) is made and entered into as of March 9, 2006, by and between PLATTE VALLEY FUEL ETHANOL, LLC, a Nebraska limited liability company (“PVFE”), and US BIOENERGY CORPORATION, a South Dakota corporation (“US BioEnergy”).
     WHEREAS, PVFE is an ethanol production company that owns and operates a 40 million gallon per year dry grind ethanol plant near Central City, Nebraska;
     WHEREAS, US BioEnergy intends to develop, finance and construct or acquire ethanol plants in the United States; and
     WHEREAS, the parties have agreed upon the terms and conditions of the acquisition by US BioEnergy of PVFE, through a form of merger transaction known as a “reverse triangular merger,” and wish to memorialize such agreement as more particularly described herein.
     NOW THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants herein contained, the parties hereto agree as follows:
ARTICLE I
THE TRANSACTION
     Section 1.01 Overview of Transaction.
     (a) At the Effective Time (as such term is defined in Section 1.04 hereof), PVFE will merge with US BioEnergy to become a wholly-owned subsidiary of US BioEnergy. The merger will be in the form of a “reverse triangular merger,” involving the merger of a newly-formed, 100%-owned subsidiary of US BioEnergy with and into PVFE, with PVFE as the surviving entity. Effective as of the Effective Time, PVFE will be governed by Articles of Organization in the form attached hereto as EXHIBIT A (which will constitute the Second Amended and Restated Articles of Organization of PVFE and which are referred to herein as the “PVFE Articles”) and Operating Agreement in the form attached hereto as EXHIBIT B (which will constitute the First Amended and Restated Operating Agreement of PVFE and which is referred to herein as the “PVFE Operating Agreement”), and will otherwise continue to operate and exist as a limited liability company organized under the laws of the State of Nebraska.
     (b) Effective as of the Effective Time, US BioEnergy will become the sole member of PVFE in accordance with the PVFE Articles and PVFE Operating Agreement; and the members of PVFE will become holders of Class A common stock in accordance with the US BioEnergy Articles of Incorporation and US BioEnergy Bylaws, copies of which are attached hereto as EXHIBITS C and D, respectively, and will receive cash as described in Section 1.04(d)(i).

     (c) The foregoing transactions, together with all actions, consents, agreements and transactions described herein or otherwise necessary or desirable in connection therewith, are referred to collectively herein as the “Transaction.”
     Section 1.02 The Closing.
     Unless this Agreement is terminated and the Transaction is abandoned as provided in Article VII hereof, the closing of the Transaction (the “Closing”) shall take place on or before March 29, 2006, or such other date as the parties may mutually determine (the “Closing Date”), subject to the satisfaction or waiver of all conditions to the obligations of each of the parties to consummate the Transaction (other than conditions with respect to actions which the respective parties will take at the Closing itself).
     Section 1.03 Actions at the Closing.
     At the Closing, (a) each of PVFE and US BioEnergy shall execute and deliver a Plan of Merger in the form of EXHIBIT E attached hereto (the “Plan of Merger”), (b) each of PVFE and US BioEnergy shall deliver to the other the various certificates, instruments and documents referred to in the Plan of Merger or in Article V and Section 6.02 of this Agreement, and (c) PVFE and US BioEnergy will file Articles of Merger in the form of EXHIBIT F attached hereto and as otherwise required and in the manner prescribed by Nebraska law (the “Articles of Merger”) to effectuate the Transaction pursuant to the terms of the Plan of Merger and this Agreement. Where applicable, US BioEnergy shall cause US Bio NE Acquisition, LLC (“Acquisition Subsidiary”), a to-be formed Nebraska limited liability company with US BioEnergy as its single member holding 100% of its membership interests, to take such actions at closing (in lieu of US BioEnergy itself) as are necessary or desirable to effectuate the Transaction pursuant to the terms of the Plan of Merger and this Agreement.
     Section 1.04 Effect of Transaction.
     The Transaction shall become fully effective on the date specified in the Articles of Merger filed in accordance with the Nebraska limited liability company act (the “Effective Time”). The Transaction shall have the effect set forth in the Plan of Merger, this Agreement and applicable state law. At any time after the Effective Time, PVFE may take any action (including executing and delivering any document) in the name and on behalf of either party to the Plan of Merger in order to carry out and effectuate the Transaction contemplated by the Plan of Merger. At the Effective Time, without any further action on the part of the members of either PVFE or US BioEnergy or the Board of Directors of US BioEnergy or Board of Managers of PVFE:
     (a) PVFE Articles and Operating Agreement. The PVFE Articles and PVFE Operating Agreement shall become the articles of organization and operating agreement of PVFE.
     (b) US BioEnergy Articles and Bylaws. The US BioEnergy Articles and the US BioEnergy Bylaws shall continue as the articles of incorporation and bylaws of US BioEnergy.

     (c) PVFE Board of Managers. Each person designated on Exhibit A to the PVFE Operating Agreement shall become and be a manager of PVFE following the Effective Time, to serve according to and subject to the PVFE Operating Agreement. The officers of PVFE as of the Effective Time shall continue to serve as the officers of PVFE following the Effective Time, at the pleasure of the Board of Managers of PVFE. The managers of PVFE as of the Effective Time shall serve as the initial Board of Advisors of PVFE following the Effective Time.
     (d) Cancellation and Conversion of Membership Interests and Class A Shares. At and as of the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, and as further described in the Plan of Merger:
(i)	Each membership interest represented by one (1) membership unit of PVFE that was issued and outstanding on the books and records of PVFE immediately prior to the Effective Time shall be converted into the right to receive (paragraphs (A), (B), and (C) being referred to collectively as the “Merger Consideration”): (A) Eighty-Eight Thousand Two Hundred Forty (88,240) shares of Class A common stock, $0.01 par value of US BioEnergy (“Class A common stock”); (B) Seventy-Eight Thousand Four Hundred Thirty-Six Dollars ($78,436.00); and (C) Sixty-Eight Thousand Six Hundred Thirty-One and 43/100 Dollars ($68,631.43) in respect of the Additional Consideration, as defined in and subject to the provisions of Section 6.03; provided that each fraction of a membership interest represented by less than one (1) membership unit of PVFE shall be converted into the right to receive the same fractional portion of the Merger Consideration, rounded down to the nearest whole share of Class A common stock in the case of the Class A common stock portion of the Merger Consideration and rounded down to the nearest penny in the case of the cash portion of the Merger Consideration, including the Additional Consideration; and

(ii)	As a result of the foregoing conversion, the 509.97041 membership units of PVFE that were issued and outstanding on the books and records of PVFE immediately prior to the Effective Time shall be converted into the right to receive an aggregate of: (A) 44,999,981 shares of Class A common stock; (B) $40,000,038 in cash; and (C) the Additional Consideration, as defined in and subject to the provisions of Section 6.03;

(iii)	The 100% membership interest of Acquisition Subsidiary held by US BioEnergy shall be converted into a 100% membership interest of PVFE, such that US BioEnergy shall become and be the holder of 100% of the membership interests of PVFE; and

(iv)	All shares of US BioEnergy held by Acquisition Subsidiary which were outstanding prior to the Effective Time shall be canceled; and

(v)	The voting rights of each member of PVFE in PVFE shall terminate, and US BioEnergy shall become and be the sole member of PVFE and shall be entitled to all of the rights, benefits, and duties of and as the sole member as provided in the PVFE Articles and PVFE Operating Agreement.
     Section 1.05 Surrender of Certificates.
     Immediately after the Effective Time, US BioEnergy will make available to the record holders of membership interest in PVFE identified on Schedule 2.12 (a) stock certificates issued in the names of the record holders of membership interests in PVFE identified on Schedule 2.12 attached hereto representing that number of shares of Class A common stock to which each such record holder is entitled based on the conversion ratio described in Section 1.04(d)(i)(A) hereof and (b) a check representing the cash portion of the Merger Consideration described in Section 1.04(d)(i)(B) hereof. Immediately after the Effective Time, PVFE shall mail a letter of transmittal (with instructions for its use) in a form acceptable to US BioEnergy to each such record holder for the holder to use in surrendering the certificates that represented the record holder’s membership interest in PVFE (or otherwise evidencing such record holder’s acknowledgment of no further membership interest in PVFE) in exchange for a stock certificate representing the number of shares of Class A common stock to which such record holder is entitled and a check representing the cash portion of the Merger Consideration described in Section 1.04(d)(i)(B) hereof.
ARTICLE II
REPRESENTATIONS AND WARRANTIES OF PVFE
     PVFE represents and warrants to US BioEnergy that the statements contained in this Article II are correct and complete in all material respects as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made on the Closing Date), except as set forth in the PVFE Disclosure Schedule delivered by PVFE to US BioEnergy attached hereto (the “PVFE Disclosure Schedule”). Nothing in the PVFE Disclosure Schedule shall be deemed adequate to disclose an exception to a representation or warranty made herein unless the PVFE Disclosure Schedule identifies the exception with particularity and describes the relevant facts in detail. Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item shall not be deemed adequate to disclose an exception to a representation or warranty made herein (unless the representation or warranty has to do with the existence of the document or other item itself).
     Section 2.01 Organization and Good Standing.
     PVFE is a limited liability company duly organized and existing under the laws of the State of Nebraska, is in good standing under the laws of the State of Nebraska, and has all requisite power and authority to own its properties and conduct its business as it is presently being conducted. PVFE is duly qualified to do business and is in good standing in each jurisdiction in which it conducts business or owns or leases properties of a nature that would require such qualification.

     Section 2.02 Financial Statements.
     PVFE has delivered to US BioEnergy its unaudited financial statements at and as of the year ended December 31, 2006, which financial statements fairly present the financial position of PVFE at the dates indicated therein and the results of its operation for the periods indicated therein, in conformity with generally accepted accounting principles consistently applied. PVFE has delivered to US BioEnergy its unaudited financial statements at January 31, 2006, and for the periods then ended, and such financial statements fairly present the financial position of PVFE at the dates indicated therein and the results of its operation for the periods indicated therein, in conformity with generally accepted accounting principles consistently applied. There has been no material adverse change in the financial condition or results of operations of PVFE since the date of such financial statements, with the exception of a distribution by PVFE to its members of up to Ten Million Dollars ($10,000,000), provided such distribution occurs prior to the Closing Date (the “Allowed Distribution”).
     Section 2.03 Absence of Liabilities.
     PVFE does not have any liability or obligation, whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due, except for liabilities and obligations which are (i) set forth on the face of the balance sheets included in the financial statements referred to in Section 2.02, (ii) fully covered by insurance, except for reasonable deductibles or self-insured retention levels, (iii) incurred in the ordinary course of business since January 31, 2006 and not materially different in type or amount from those set forth on the face of the balance sheets included in the financial statements referred to in Section 2.02, (iv) individually and in the aggregate not material to the business or financial condition or prospects of PVFE, or (v) the Allowed Distribution.
     Section 2.04 Title to Property.
     PVFE has good and marketable title to all real and personal property reflected as owned on the books and records of PVFE as of the date of this Agreement and owns outright all other assets, properties or property interests acquired since that date, in each case free of all mortgages, liens, charges and encumbrances, other than (i) easements, rights-of-way and other encumbrances which do not materially impair the use of such real or personal property for the same or similar purposes as such real or personal property has been used by PVFE prior to the Effective Time, (ii) liens for current taxes that are not yet due and payable, (iii) liens related to the acquisition of inventory or otherwise arising in the normal course of business, and (iv) other liens, encumbrances and title defects which are not material to the business, operations, financial condition or future prospects of PVFE.

     Section 2.05 Intellectual Property.
     PVFE owns or possesses, is licensed under or otherwise has lawful access to, all patents, trade secrets, know-how, other confidential information, trademarks, service marks, copyrights, trade names, logos and other intellectual property, whether registered or unregistered, necessary for the lawful conduct of its business as currently conducted, without any infringement of or conflict with the industrial or intellectual property rights of any third party. PVFE does not know or have reason to know of any unauthorized use or disclosure or misappropriation of any of its intellectual property.
     Section 2.06 Compliance with Laws, etc.
     PVFE has conducted all of its business, including making all offers and sales of membership interests in PVFE, in compliance with, and is in compliance with, all applicable laws and regulations the violation of which would have a material adverse effect on PVFE or on its business as currently conducted. PVFE has all material licenses and permits required by law or otherwise necessary for the proper operation of its business as currently conducted, all of such licenses and permits are in full force and effect, and no action to terminate, withdraw, not renew or materially limit or otherwise change any such license or permit is pending or has been threatened by any governmental agency or other party.
     Section 2.07 Pending Litigation, Claims, Actions, Proceedings or Investigations.
     There is no material action, proceeding or investigation by any administrative or regulatory body or other person which has been commenced or is pending, or to the best of PVFE’s knowledge after reasonable inquiry, is threatened against PVFE or any of the assets which are owned by PVFE.
     Section 2.08 Absence of Defaults; No Material Adverse Effect.
     PVFE is not in any material respect in default under any provision of its Articles of Organization or Operating Agreement or any indenture, mortgage, loan agreement or other material agreement to which it is a party or by which it is bound, and PVFE is not in violation of any statute, order, rule or regulation of any court or governmental agency having jurisdiction over it or its properties which if enforced could have a material adverse effect on its business, and, except for any consent or approval identified on EXHIBIT G attached hereto, neither the execution and delivery of this Agreement nor the consummation of the Transaction in accordance with this Agreement will in any material respect conflict with or result in a breach of any of the foregoing, which if enforced could have a material adverse effect on its business, or otherwise have a material adverse effect on the assets or prospects of PVFE as represented to US BioEnergy.

     Section 2.09 Authorization.
     PVFE has the power and authority to enter into and to perform its obligations under this Agreement (subject to the approval of its members as required by Section 5.01(a)). This Agreement and the Transaction have been duly and validly authorized by the Board of Managers of PVFE, and, except for the approval of its members as required by Section 5.01(a), no other action is required by PVFE in connection with this Agreement or the Transaction. This Agreement constitutes the valid and binding agreement of PVFE, enforceable against PVFE in accordance with its terms, except to the extent such enforcement may be limited by the application of equitable principles where equitable relief is sought or bankruptcy and other laws relating to the enforcement of creditors, rights generally.
     Section 2.10 Insurance.
     PVFE has secured appropriate insurance policies which (i) are issued by sound and reputable insurance companies duly authorized to write said insurance, (ii) are in full force and effect, (iii) are sufficient for compliance with all requirements of law and all agreements to which PVFE is a party, and (iv) provide reasonable insurance coverage for the assets and operations of PVFE and all liabilities related thereto.
     Section 2.11 Tax Matters.
     PVFE has duly filed all federal, state, local, and other tax returns and reports required to be filed by it and all taxes, including income, sales, gross receipt, single business tax, and other taxes and any penalties assessed with respect thereto, due and payable, have been paid, withheld, or reserved for.
     Section 2.12 Membership Units.
     The entire authorized and issued and outstanding membership interests of PVFE consists of 509.97041 membership units issued and outstanding to the persons listed on Schedule 2.12. All of the issued and outstanding membership units have been duly authorized and are validly issued, fully paid, and non-assessable. The names, addresses and number of membership units held by each record holder of membership interests in PVFE are set forth on the Schedule 2.12 attached hereto and made a part hereof. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require PVFE to issue, sell, or otherwise cause to become outstanding any of its membership interests or membership units. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to PVFE.

     Section 2.13 Full Disclosure.
     PVFE has disclosed to US BioEnergy (or will disclose pursuant to the provisions of this Agreement) all facts material to the transactions contemplated in this Agreement, including disclosure of all material contracts (as such term is described in Item 601 of Regulation S-K under the Securities Act of 1933, as amended (“Regulation S-K”)). No representation, warranty, or covenant by PVFE contained in this Agreement or the Plan of Merger, and no statement contained in any certificate, schedule, or other documents or instrument furnished to US BioEnergy pursuant hereto or in connection with the transactions contemplated hereby, including responses to US BioEnergy inquiries put to PVFE in the course of its investigation to confirm the warranties and representations of PVFE in this Agreement, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were or will be made, not misleading.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF US BIOENERGY
     US BioEnergy represents and warrants to PVFE that the statements contained in this Article III are correct and complete in all material respects as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made on the Closing Date), except as set forth in the US BioEnergy Disclosure Schedule attached hereto (the “US BioEnergy Disclosure Schedule”). Nothing in the US BioEnergy Disclosure Schedule shall be deemed adequate to disclose an exception to a representation or warranty made herein unless the US BioEnergy Disclosure Schedule identifies the exception with particularity and describes the relevant facts in detail. Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item shall not be deemed adequate to disclose an exception to a representation or warranty made herein (unless the representation or warranty has to do with the existence of the document or other item itself).
     Section 3.01 Organization and Good Standing.
     US BioEnergy is a South Dakota corporation incorporated and existing under the laws of the State of South Dakota, is in good standing under the laws of the State of South Dakota, and has all requisite corporate power and authority to own its properties and conduct its business as it is presently being conducted. US BioEnergy is duly qualified to do business and is in good standing in each jurisdiction in which it conducts business or owns or leases properties of a nature that would require such qualification.

     Section 3.02 Financial Statements.
     US BioEnergy has delivered to PVFE its unaudited financial statements at and as of December 31, 2005. Such financial statements fairly present the financial position of US BioEnergy at the dates indicated therein and the results of its operation for the periods indicated therein, in conformity with generally accepted accounting principles consistently applied. There has been no material adverse change in the financial condition or results of operations of US BioEnergy since the date of such financial statements, except as may be related to the consummation of the transactions contemplated by: that certain letter of intent dated February 17, 2006 between US BioEnergy and Gold Energy, LLC and that certain letter of intent dated February 3, 2006 between US BioEnergy and CHS Inc., copies of each of which have been provided to PVFE; other acquisition or joint venture transactions similar in nature to the Transaction or the foregoing letters of intent; reasonable adjustments to the US BioEnergy Articles or Bylaws or equity compensation plans or state of incorporation as may be customary and reasonable in preparation for, or in light of, an initial public offering by US BioEnergy of its securities; and the transactions referred to in Section 5.02(e) (collectively the “Related Transactions”) and except as set forth on Schedule 3.02.
     Section 3.03 Absence of Liabilities.
     US BioEnergy does not have any liabilities or obligations, absolute or contingent, except for liabilities and obligations which are (i) reflected in the financial statements referred to in Section 3.02 or on Schedule 3.02, (ii) fully covered by insurance, except for reasonable deductibles or self-insured retention levels, (iii) incurred in the ordinary course of business since December 31, 2005 and not materially different in type or amount from those reflected in the financial statements referred to in Section 3.02, (iv) the Related Transactions, or (v) individually and in the aggregate not material to the business or financial condition of US BioEnergy.
     Section 3.04 Title to Property.
     Except as set forth on Schedule 3.04, US BioEnergy has good and marketable title to all real and personal property reflected as owned on the books and records of US BioEnergy as of the date of this Agreement and owns outright all other assets, properties or property interests acquired since that date, in each case free of all mortgages, liens, charges and encumbrances, other than (i) easements, rights-of-way and similar encumbrances which do not materially impair the use of such real or personal property for the same or similar purposes as such real or personal property has been used by US BioEnergy prior to the Effective Time, (ii) liens for current taxes that are not yet due and payable, (iii) liens related to the acquisition of inventory or otherwise arising in the normal course of business, (iv) liens or encumbrances related to the Related Transactions, (v) other liens, encumbrances and title defects which are not material to the business, operations or financial condition of US BioEnergy.
     Section 3.05 Intellectual Property.
     US BioEnergy owns or possesses, is licensed under or otherwise has lawful access to, all patents, trade secrets, know-how, other confidential information, trademarks, service marks, copyrights, trade names, logos and other intellectual property, whether registered or unregistered, necessary for the lawful conduct of its business as currently conducted, without any infringement of or conflict with the industrial or intellectual property rights of any third party. US BioEnergy does not know or have reason to know of any unauthorized use or disclosure or misappropriation of any of its intellectual property.
     Section 3.06 Compliance with Laws, etc.
     US BioEnergy is in compliance with all applicable laws and regulations the violation of which would have a material adverse effect on US BioEnergy or on its business as currently conducted. US BioEnergy has all material licenses and permits required by law or otherwise necessary for the proper operation of its business as currently conducted, all of such licenses and permits are in full force and effect, and no action to terminate, withdraw, not renew or materially limit or otherwise change any such license or permit is pending or has been threatened by any governmental agency or other party.
     Section 3.07 Pending Litigation, Claims, Actions, Proceedings or Investigations.
     There is no material action, proceeding or investigation by any administrative or regulatory body or other person which has been commenced or is pending, or to the best of US BioEnergy’s knowledge after reasonable inquiry, is threatened against US BioEnergy or any of the assets which are owned by US BioEnergy, except as referred to in Schedule 3.02.
     Section 3.08 Absence of Defaults.
     US BioEnergy is not in any material respect in default under any provision of its Articles of Incorporation or Bylaws or any indenture, mortgage, loan agreement or other material agreement to which it is a party or by which it is bound, and US BioEnergy is not in violation of any statute, order, rule or regulation of any court or governmental agency having jurisdiction over it or its properties which if enforced could have a material adverse effect on its business, and, except for any consent or approval identified on EXHIBIT H attached hereto, neither the execution and delivery of this Agreement nor the consummation of the Transaction in accordance with this Agreement will in any material respect conflict with or result in a breach of any of the foregoing, which if enforced could have a material adverse effect on its business.
     Section 3.09 Authorization.
     US BioEnergy has the corporate power and authority to enter into and to perform its obligations under this Agreement. This Agreement and the Transaction have been duly and validly authorized by the Board of Directors of US BioEnergy and no other corporate action is required by US BioEnergy in connection with this Agreement or the Transaction. This Agreement constitutes the valid and binding agreement of US BioEnergy, enforceable against US BioEnergy in accordance with its terms, except to the extent such enforcement may be limited by the application of equitable principles where equitable relief is sought or bankruptcy and other laws relating to the enforcement of creditors, rights generally.

     Section 3.10 Insurance.
     US BioEnergy has secured appropriate insurance policies which (i) are issued by sound and reputable insurance companies duly authorized to write said insurance, (ii) are in full force and effect, (iii) are sufficient for compliance with all requirements of law and all agreements to which US BioEnergy is a party, and (iv) provide reasonable insurance coverage for the assets and operations of US BioEnergy and all liabilities related thereto.
     Section 3.11 Tax Matters.
     US BioEnergy has duly filed all federal, state, local, and other tax returns and reports required to be filed by it and all taxes, including income, sales, gross receipt, and other taxes and any penalties assessed with respect thereto, due and payable, have been paid, withheld, or reserved for.
     Section 3.12 Full Disclosure.
     US BioEnergy has disclosed to PVFE (or will disclose pursuant to the provisions of this Agreement) all facts material to the transactions contemplated in this Agreement, including disclosure of all material contracts (as such term is described in Regulation S-K). No representation, warranty, or covenant by US BioEnergy contained in this Agreement or the Plan of Merger, and no statement contained in any certificate, schedule, or other documents or instrument furnished to PVFE pursuant hereto or in connection with the transactions contemplated hereby, including responses to PVFE inquiries put to US BioEnergy in the course of its investigation to confirm the warranties and representations of US BioEnergy in this Agreement, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were or will be made, not misleading.
ARTICLE IV
PRE-CLOSING COVENANTS
     The parties agree as follows with respect to the period between the execution of this Agreement and the Closing Date:
     Section 4.01 Good Faith Efforts.
     Each party will use its good faith efforts (i) to take all action necessary to render accurate, as of the Closing Date, its representations and warranties contained herein, and to refrain from taking any action which would render any such representation or warranty inaccurate as of the Closing Date, (ii) to perform or cause to be satisfied each covenant or condition to be performed or satisfied by it pursuant to this Agreement or the Plan of Merger, and to cause the Transaction to be consummated (including the formation of a merger subsidiary to merge with and into PVFE), and (iii) to obtain all licenses or other approvals required to be obtained by it from any appropriate governmental or regulatory body or other person in connection with the carrying out of the Transaction and the continued operation of business by PVFE after the Closing Date, including without limitation the consents and approvals identified in EXHIBIT G and EXHIBIT H attached hereto.
     Section 4.02 Preservation of Business.
     Except with respect to the Allowed Distribution and the Related Transactions, each party shall conduct its business in the ordinary course and in a manner consistent with its past practices (except as expressly contemplated hereby), and shall use good faith efforts to preserve intact its business organization, properties (except as they may be sold, used or otherwise disposed of in the ordinary course) and the good will of its members, suppliers, customers and others having business relationships with it. PVFE will maintain its current partnership tax status.
     Section 4.03 Conduct of Business.
     Neither party will engage in any practice, take any action, or enter into any transaction outside of the ordinary course of business without the prior consent of the other party to this Agreement, with the exception of the Allowed Distribution and the Related Transactions. In addition, PVFE shall not, without the prior written consent of US BioEnergy:
     (a) Grant to any person any option to purchase, or other right to acquire, capital stock or other equity interests;
     (b) Issue any capital stock or other equity interests;
     (c) Amend, enter into or terminate any material contract, lease or understanding (defined as involving more than $5,000);
     (d) Amend its Articles of Organization, Operating Agreement, or any board policies;
     (e) Incur any indebtedness for borrowed money or make any commitment to borrow money;
     (f) Make, agree or commit to any material capital expenditures (defined as involving more than $5,000 in aggregate);
     (g) Mortgage any of its assets, or except in the ordinary course of business, sell any of its assets having an aggregate value which would be material to its business;
     (h) Pay any dividends or make any distributions with respect to its capital stock or equity interests, except for the Allowed Distribution or in the ordinary course of business;
     (i) Reclassify, combine, subdivide, split-up, or amend its capital stock or equity interests;

     (j) Purchase, acquire or redeem any shares of capital stock or other equity interests (other than in satisfaction of allocated losses), except in the ordinary course of business; or
     (k) Agree or commit to do any of the foregoing.
     Section 4.04 Meetings of Members.
     PVFE will take all steps necessary to call special meetings of, and/or mail votes by, the members of PVFE, to be held on or about March 21, 2006 for purposes of considering and voting on the Transaction and other matters covered by this Agreement in accordance with its Articles of Organization, Operating Agreement and applicable law. The parties will cooperate with each other in connection with the special member meeting, and develop a mutually agreed upon plan for disseminating information concerning the Transaction.
     Section 4.05 Full Access.
     Each party will permit the authorized representatives of the other party to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of such party, to all premises, properties, personnel, books, records (including tax records), contracts, and documents of or pertaining to such party. The obligations of each party with respect to any information furnished by the other party shall be to treat such information as “Confidential Information” and to take such steps as are reasonably necessary to maintain and protect their confidential status. If for any reason the Transaction is not consummated, each party will promptly return all documents, papers, books, records and other materials (and all copies thereof) embodying any Confidential Information obtained in the course of its investigation and evaluation.
     Section 4.06 Notice of Developments.
     Each party will give prompt written notice to the other of any material adverse development causing a breach of any of its own representations and warranties contained herein. Except as specified in such written notice, no disclosure by a party pursuant to this Section 4.06 shall be deemed to amend or supplement such party’s Disclosure Schedule or to prevent or cure any misrepresentation, breach of warranty, or breach of covenant.
     Section 4.07 Exclusivity.
     PVFE will not (i) solicit, initiate, or encourage the submission of any proposal or offer from any person relating to the acquisition of its membership interests or other voting securities, or any portion of the assets of, PVFE (including any acquisition structured as a merger, consolidation, or share exchange) or (ii) participate in any discussions or negotiations regarding, furnish any information with respect to, assist or participate in, or facilitate in any other manner any effort or attempt by any person to do or seek any of the foregoing. PVFE will notify US BioEnergy immediately if any person makes any proposal, offer, inquiry, or contact with respect to any of the foregoing.

     Section 4.08 Hart-Scott-Rodino Filings.
     US BioEnergy and PVFE shall, as soon as practicable after the date hereof, prepare and file with the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (the “FTC”), all reports required to be filed in connection with the Transaction pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). Each of US BioEnergy and PVFE shall cooperate fully with each other in the preparation of such reports, except as such cooperation may be limited by the HSR Act. If either the Antitrust Division or the FTC requests that additional information be filed pursuant to the HSR Act, US BioEnergy and PVFE shall prepare and file such additional information as may be requested as soon as practicable after the request, and shall cooperate fully with each other in the preparation of such additional information, except as such cooperation may be limited by the HSR Act. With respect to the preparation or filing of any of the reports or additional information requested, each party shall bear its own costs.
ARTICLE V
CLOSING CONDITIONS
     Section 5.01 Conditions to Obligations of Each Party.
     The respective obligations of PVFE and US BioEnergy to consummate the Transaction and other matters described in this Agreement are, at their respective options, subject to the satisfaction or waiver of each of the following conditions on or before the Closing Date:
     (a) The members of PVFE shall have approved this Agreement, the Plan of Merger, and the Transaction, all in accordance with the requirements of applicable law and the Articles of Organization and Operating Agreement of PVFE;
     (b) No injunction, restraining order or order of any nature issued by any court of competent jurisdiction, government or governmental agency enjoining the Transaction shall have been issued and remain in effect;
     (c) All consents, approvals and waivers which are necessary in connection with the Transaction, or any part thereof, shall have been obtained, including the consents and approvals referred to in Section 4.01 above;
     (d) The parties shall have made the HSR Act filings required by Section 4.08 of this Agreement and all applicable time periods under the HSR Act shall have expired or been waived by the Antitrust Division or the FTC; and
     (e) No action shall have been threatened or instituted by any governmental agency or any other person challenging the legality of the Transaction, seeking to prevent or delay consummation of the Transaction or seeking to obtain divestiture or other relief in the event of consummation of the Transaction. It is understood in the event that such an action is threatened or instituted, the parties will first attempt for a period of ninety (90) days to obtain dismissal or other favorable resolution of such threatened or actual action prior to exercise of their right to terminate hereunder.

     Section 5.02 Additional Conditions to Obligation of PVFE.
     The obligation of PVFE to consummate the Transaction is, at its option, subject to the satisfaction or waiver of each of the following additional conditions at the Closing Date:
     (a) All the representations and warranties of US BioEnergy contained in this Agreement shall be true and correct in all material respects on the Closing Date as though such representations and warranties were made on and as of the Closing Date, and US BioEnergy shall have performed all of its obligations and complied with all of its covenants contained in this Agreement and in the Plan of Merger to be performed or complied with prior to or on the Closing Date;
     (b) PVFE shall have received a certificate, dated as of the Closing Date, and executed by the Chief Executive Officer, Chief Financial Officer or President of US BioEnergy, certifying in such detail as PVFE may reasonably request as to the accuracy of such representations and warranties, the fulfillment of such obligations, compliance with such covenants and satisfaction of the conditions to PVFE’s obligation as of the Closing Date;
     (c) All actions, proceedings and documents necessary to carry out the Transaction (including, without limitation, the US BioEnergy Disclosure Schedule) shall be reasonably satisfactory to PVFE;
     (d) There shall have occurred no material adverse change since the date hereof in the financial condition of US BioEnergy as set forth in the financial statements referred to in Section 3.02, with the exception of the Related Transactions;
     (e) US BioEnergy and Platte Valley Energy, LLC shall have entered into a mutually acceptable agreement relating to the registration rights of Platte Valley Energy, LLC in respect of shares of Class A common stock it receives in the Transaction; and
     (f) PVFE understands that the Transaction is part of a plan of expansion (the “Plan of Expansion”) to substantially increase the assets and capitalization of US BioEnergy that also includes the issuance of shares of Class A common stock to (a) existing shareholders of US BioEnergy pursuant to that certain Stock Purchase Agreement dated as of March 8, 2006; (b) members of Gold Energy, LLC pursuant to a Transaction Agreement executed on or about the date of this Agreement relating to the transactions described in that certain letter of intent dated February 17, 2006 between US BioEnergy and Gold Energy, LLC; and (c) other acquisition transactions, sales of stock or other transactions similar in nature to the foregoing.
     Existing shareholders of US BioEnergy must have made a binding commitment for a contribution of cash to US BioEnergy in respect of a purchase of shares of Class A common stock such that the transferors of property, including cash, pursuant to the Plan of Expansion together own 85% or more of the issued and outstanding shares of Class A common stock immediately following the completion of the Plan of Expansion.

     Section 5.03 Additional Conditions to Obligation of US BioEnergy.
     The obligation of US BioEnergy to consummate the Transaction is, at its option, subject to the satisfaction or waiver of each of the following additional conditions on or before the Closing Date:
     (a) All the representations and warranties of PVFE contained in this Agreement shall be true and correct in all material respects on the Closing Date as though such representations and warranties were made on and as of the Closing Date, and PVFE shall have performed all of its obligations and complied with all of its covenants contained in this Agreement and in the Plan of Merger to be performed or complied with prior to or on the Closing Date;
     (b) There shall have occurred no change since the date hereof in the assets, liabilities, financial condition, operations or prospects of PVFE which, in the reasonable judgment of US BioEnergy, has or is likely to have a material adverse effect on US BioEnergy or PVFE;
     (c) Either all of the members of PVFE shall have voted for the approval of the Transaction and Plan of Merger, or US BioEnergy must be reasonably satisfied that members who voted against the Transaction and Plan of Merger are not entitled to dissent from the Transaction or withdraw from PVFE and receive the fair value of such member’s interest in PVFE;
     (d) US BioEnergy shall have received a certificate, dated as of the Closing Date, executed by the Chief Executive Officer, Chief Financial Officer or President of PVFE, certifying in such detail as US BioEnergy may reasonably request as to the accuracy of such representations and warranties, the fulfillment of such obligations, compliance with such covenants and satisfaction of the conditions to US BioEnergy’s obligations as of the Closing Date; and
     (e) All actions, proceedings and documents necessary to carry out the Transaction (including, without limitation, the PVFE Disclosure Schedule) shall be reasonably satisfactory to US BioEnergy.
ARTICLE VI
OTHER AGREEMENTS
     Section 6.01 Tax Agreement.
     PVFE, by and on behalf of its existing members, agrees that neither US BioEnergy nor any of its officers, directors, employees or agents (including its attorneys or accountants) is responsible for the tax treatment of the Transaction and the Merger or any tax consequences or reporting obligations of its members as a result of the Transaction and the Merger, that PVFE has relied solely on its own accountants and attorneys to provide them with such advice (and not the attorneys or accountants of US BioEnergy), and that neither US BioEnergy or any of its officers, directors, employees or agents (including its attorneys or accountants) nor PVFE following the

Merger shall have any obligation or liability to PVFE or its members for any tax consequence of the Transaction and Merger.
     Section 6.02 Reconveyance Right.
     (a) Notwithstanding any other term or condition of this Agreement to the contrary, the members of PVFE immediately prior to the Effective Time shall have the right to terminate and unwind the Transaction if, as of 5:30 p.m. CST on December 20, 2006, US BioEnergy has not filed a registration statement with the United States Securities and Exchange Commission for an initial public offering of a minimum of $100 million of its class A common stock that represents a new financing (i.e., the minimum of $100 million will be offered and sold by US BioEnergy and not selling shareholder) and that identifies one or more underwriters of national reputation with demonstrated experience as underwriters participating in the offering of the securities (a “Qualifying Registration Statement”).
     (b) If such termination and unwind right has accrued and the members of PVFE desire to terminate and unwind the Transaction (the “Reconveyance”), the members of PVFE shall deliver written notice (the “Reconveyance Notice”) to US BioEnergy and Title on or before 5:30 p.m. CST on December 28, 2006, and delivery of written notice for this purpose shall mean receipt by an officer of US BioEnergy and Title.
     (c) The decision to exercise the termination and unwind right may only be made if approved by a majority in interest of the members of PVFE at a duly held meeting of the members called for such purpose on not less than 5 calendar days notice, and the Reconveyance Notice shall be signed by those members of PVFE who hold such a majority interest and shall also certify that a meeting of the members was held on a 5 calendar day notice or that each member of PVFE waived such notice. Written notice of the meeting shall be deemed given when deposited in first class U.S. mail on not more than two-day priority delivery. Notice to the members by a form of electronic communication shall be effective when given. Notice shall be deemed given if made by facsimile communication or by electronic mail communication or by oral communication by telephone or in person if followed up at any time prior to the meeting with a facsimile or electronic confirmation communication to such person. A member of PVFE may waive notice of the meeting. A waiver by a member entitled to notice may be given and is effective whether given before, at, or after the meeting, and whether given in writing, orally, or by attendance. Attendance by a member of PVFE at the meeting is waiver of notice of the meeting, except where such member objects at the beginning of the meeting to the transaction of business because the meeting is not lawfully called or convened.
     (d) The closing of the Reconveyance shall occur on December 29, 2006, before the close of business.

     (e) At the Closing, US BioEnergy and PVFE shall deliver to a title company or other escrow agent mutually acceptable to the parties (“Title”) the stock certificates issued in the names of the members of PVFE pursuant to Section 1.05 hereof and undated originals of all instruments and documents necessary to effectuate and complete in all respects the Reconveyance if so elected by the members of PVFE including, without limitation, the following (collectively, the “Reconveyance Documents”):
(i)	An assignment and bill of sale from US BioEnergy to each member of PVFE for the membership interest in PVFE held by such member immediately prior to the Effective Time, totaling in aggregate the 509.97041 membership units of PVFE that were issued and outstanding on the books and records of PVFE immediately prior to the Effective Time (the “Reconveyance Assignments”);

(ii)	A promissory note from each member of PVFE in favor of US BioEnergy in the principal amount equal to the cash portion of the Merger Consideration described in Section 1.04(d)(i)(B) hereof that is to be paid to such member immediately after the Effective Time, which promissory note shall provide that such principal amount shall be due and payable on the date of the closing of the Reconveyance and that interest at the rate of 8% per annum shall accrue on the unpaid principal amount of such note on and after the date of the closing of the Reconveyance (the “Reconveyance Notes”);

(iii)	A cancellation of the stock certificates representing the number of shares of US BioEnergy issued in the names of the members of PVFE pursuant to Section 1.05 hereof (the “Stock Cancellations”); and

(iv)	Such other instruments or documents as may be reasonably requested by Title or PVFE or US BioEnergy in order to effectuate the intention of the Reconveyance.
     (f) At Closing, US BioEnergy, PVFE and Title shall execute an escrow agreement and escrow instructions (the “Escrow Agreement and Instructions”) which shall provide, among other things, that if the members of PVFE timely deliver the Reconveyance Notice to US BioEnergy and Title, then at the closing of the Reconveyance, Title shall deliver the Reconveyance Assignments to PVFE and shall deliver the Reconveyance Notes and the Stock Cancellations to US BioEnergy. As part of US BioEnergy’s Reconveyance obligation, US BioEnergy shall also pay PVFE a lump sum payment of Thirty Five Million Dollars ($35,000,000) at the closing of the Reconveyance (the “Lump Sum Reconveyance Payment”), as compensation for the management training and business knowledge provided by PVFE to US BioEnergy during the period from the Effective Time to such closing, provided such payment or corresponding portion thereof may be withheld until the Reconveyance Notes are paid in full.

     (g) If US BioEnergy files a Qualifying Registration Statement on or before 5:30 p.m. CST on December 20, 2006, the right to terminate and unwind the Transaction provided for in this Section 6.2 shall terminate and be of no further effect, without any further notice or action on the part of either US BioEnergy or PVFE or the members of PVFE. If the members of PVFE do not timely deliver the Reconveyance Notice to US BioEnergy as required under Section 6.02(b) hereof, the right to terminate and unwind the Transaction provided for in this Section 6.2 shall expire and be of no further effect, without any further notice or action on the part of either US BioEnergy or PVFE or the members of PVFE. The Escrow Agreement and Instructions shall provide that, upon termination or expiration of the right to terminate and unwind the Transaction, then Title shall immediately destroy all of the Reconveyance Documents except the stock certificates, which shall then be delivered to the members of PVFE pursuant to Section 1.05 hereof. Title shall provide certification to the parties of such destruction.
     (h) During the period from the Effective Time until the expiration of the right to terminate and unwind the Transaction, US BioEnergy may not cause PVFE to make any distributions of cash or other property or issue any additional membership interests or options, warrants or other agreements to purchase additional membership interests, except to effectuate the acquisition of Val-E Ethanol, LLC, and shall cause PVFE to be maintained as a single-member wholly-owned subsidiary of US BioEnergy.
     Section 6.03 Additional Consideration.
     US BioEnergy shall pay in respect of the Merger Consideration an additional $35,000,000 in cash (the “Additional Consideration”) if a Qualifying Registration Statement is not declared effective on or before June 30, 2007. The Additional Consideration, if any shall be due and payable, shall be paid on or before July 15, 2007, in accordance with the procedure established by Section 1.05 hereof. By way of clarification, no Additional Consideration shall be due and payable in the event the members of PVFE exercise their right to terminate and unwind the transaction pursuant to the provisions of Section 6.02 hereof (in such event, US BioEnergy would pay the Lump Sum Reconveyance Payment to PVFE).
     Section 6.04 Conduct from Closing Date to Effective Time.
     The parties agree that with respect to the period between the Closing Date and the Effective Time, the covenants and provisions of Article IV (except Sections 4.01 and 4.07) shall be in full force and effect and in addition to such covenants and provisions, and not by way of limitation, from the period between the Closing Date and the Effective Time, US BioEnergy shall have all of the rights and privileges with respect to PVFE as if it were the sole member of PVFE under the PVFE Operating Agreement.
ARTICLE VII
TERMINATION
     Section 7.01 Termination of Agreement.

     This Agreement shall be terminated and the Transaction abandoned if at any time prior to the Closing:
     (a) The members of PVFE fail to approve the Transaction as required by Section 5.01(a); or
     (b) The parties mutually agree in writing to terminate this Agreement; or
     (c) Either party delivers a written notice to the other to the effect that (i) one or more of the conditions to its obligations as set forth herein cannot be met, (ii) the other party has defaulted in a material respect under one or more of its covenants or agreements contained herein, or (iii) any of the representations or warranties of the other party are or have become materially untrue or incorrect as of the date of such notice, and in any case such condition or conditions have not been satisfied, such default or defaults have not been remedied or such representation or warranty has not been rendered true and correct within thirty (30) days after such notice is mailed; or
     (d) The Closing has not occurred on or before June 30, 2006, or such later date as the parties may mutually agree upon.
     Section 7.02 Effect of Termination.
     If this Agreement is terminated pursuant to Section 7.01 above, all rights and obligations of the parties hereunder shall terminate without any liability of either party to the other (except for any liability of a party then in breach); provided, however, that the confidentiality and return of documents provisions contained in or referred to Section 4.05 above shall survive any such termination.
ARTICLE VIII
MISCELLANEOUS
     Section 8.01 Waiver of Conditions.
     Any party may, at its option, waive in writing any and all of the conditions herein contained to which its obligations hereunder are subject. A party, by consummating the transactions contemplated herein, shall be deemed to have waived any breach of a warranty, representation, covenant or condition of which such party received written notice prior to the Closing Date if the notice specifically referred to this Section 8.01 and described the breach in reasonable detail.
     Section 8.02 Amendment.
     The parties by mutual consent may amend, modify or supplement this Agreement in such manner as may be agreed upon in writing.
     Section 8.03 Binding Nature.

     This Agreement shall be binding upon and inure only to the benefit of the parties hereto and their respective successors and assigns, provided that neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated by any of the parties hereto without the prior written consent of the other parties hereto.
     Section 8.04 Counterparts.
     This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
     Section 8.05 Entire Agreement.
     This Agreement, the Plan of Merger and the other documents referred to herein and therein set forth the entire understanding of the parties hereto with respect to the matters provided for herein and therein and supersede all prior agreements, covenants, arrangements, communications, representations or warranties, whether oral or written, by any officer, employee or representative of either party.
     Section 8.06 Notices.
     All notices, requests, demands and other communications hereunder shall be deemed to have been duly given if delivered or mailed, certified or registered mail, with postage prepaid:
If to PVFE:
Platte Valley Fuel Ethanol, LLC
214 20th Street
Central City, Nebraska 68826
Attn: Clifford F. Mesner
with an additional copy to:
Fagen, Inc.
501 West Highway 212
Granite Falls, Minnesota 56241
Attn: Jennifer Johnson
If to US BioEnergy:
US BioEnergy Corporation
111 Main Avenue, Suite 200
Brookings, South Dakota 57005
Attn: Gordon W. Ommen
     Section 8.07 Survival of Representations and Warranties; Indemnity
     The representations and warranties of the parties contained in Articles II and III of this Agreement shall survive the Closing Date for a period of one year following the Closing Date and may form the basis for any action by or on behalf of either party or any third party for breach, misrepresentation or indemnity for a period of one year after the Closing Date. For any claim or cause of action of whatever nature that is brought, made or threatened within one year after the Closing Date and that arises out of or relates to or results from or is attributable to a material breach of PVFE’s representations or warranties made to US BioEnergy hereunder, the members of PVFE’s Board of Managers who join in the execution of this Agreement shall indemnify, defend and hold US BioEnergy and PVFE harmless against all losses, damages, liabilities, obligations, and expenses incurred by or asserted against US BioEnergy or PVFE in connection with any such claims or proceeding and the defense thereof, which either individually or in the aggregate exceeds or has exceeded $50,000, provided that except in cases of fraud or intentional misconduct, (a) the sole remedy against such members of the Board shall be to foreclose on a pledge of the shares of Class A common stock such member received in the Transaction and Merger (or the US BioEnergy shares received by an affiliate of such member) and (b) the liability of each member of the PVFE Board of Managers shall be limited to such manager’s proportionate share of such liability based upon the proportion of Class A common stock received by such manager (or its affiliate) in the Transaction to the aggregate number of shares of Class A common stock issued in the Transaction. Each of the undersigned members of the Board, by joining in the execution of this Agreement, agrees to such indemnification and further agrees to execute such pledge agreements and other instruments or documents (or cause their affiliates to execute) as may be reasonably necessary to effect the foregoing.
     Section 8.08 Captions.
     The article and section headings of this Agreement are for convenience only and shall not affect the meaning or construction of this Agreement.
* * * * *
     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

PLATTE VALLEY FUEL ETHANOL, LLC		US BIOENERGY CORPORATION
By:	/s/ CLIFFORD F. MESNER	By:	/s/ CHAD D. HATCH

Its:	Chairman of the Board	Its:	Chief Financial Officer
Each of the undersigned members and managers of Platte Valley Fuel Ethanol, LLC joins in the execution of this Agreement as of the date first set forth above, not as a party to the transactions between US BioEnergy Corporation and Platte Valley Fuel Ethanol, LLC, but solely for the express purposes and agreements set forth in Section 8.07 of this Agreement.

Ron Fagen	Brian Thome

/s/ CLIFFORD F. MESNER

Cliff Mesner	Jerry Heidelk

Larry Lagowski	George Lenz

Dave Reinhart	Chris Schwarck

Index of Exhibits and Schedules*
Exhibits

Exhibit A	–	Platte Valley Fuel Ethanol Second Amended and Restated Articles of Organization
Exhibit B	–	Platte Valley Fuel Ethanol First Amended and Restated Operating Agreement
Exhibit C	–	US BioEnergy Corporation Articles of Incorporation
Exhibit D	–	US BioEnergy Corporation Bylaws
Exhibit E	–	Plan of Merger
Exhibit F	–	Articles of Merger
Exhibit G	–	Platte Valley Fuel Ethanol Lists of Consents and Approvals
Exhibit H	–	US BioEnergy Corporation Lists of Consents and Approvals
Schedules
Platte Valley Fuel Ethanol, LLC Disclosure Schedule

Schedule 2.12	Names and Addresses and Number of Membership Units of Record Holders of Membership Interests in Platte Valley Fuel Ethanol, LLC
US BioEnergy Corporation Disclosure Schedule

Schedule 3.02	Financial Statements

Schedule 3.04	Title to Property

*	Exhibits and Schedules to the Transaction Agreement are not being filed herewith. The Registrant undertakes to furnish supplementally a copy of any omitted exhibit or schedule to the Commission upon request, pursuant to Item 601(b)(2) of Regulation S-K.